UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A
                    Under the Securities Exchange Act of 1934
                               (Second Amendment)

                          Discovery Laboratories, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    254668106
                                 (CUSIP Number)

                                  July 30, 1999

             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x] Rule 13d-1(b)

[x] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Item 1. (a)  Issuer: Discovery Laboratories, Inc.

        (b)  Address: 350 South Main Street, Suite 307
             Doylestown, PA  18901

Item 2. (a)  Name of Person Filing:
             OrbiMed Advisers Inc.
             OrbiMed Advisors LLC
             Samuel D. Isaly

        (b)  Address of Principal Business Offices:

             767 Third Avenue, 6th Floor
             New York, New York 10010

This Form 13G/A (Second Amendment) is being submitted to notify all persons that Form 13G/A (First Amendment) which was filed on June 5, 2001, was filed in error and should be disregarded. The correct information for this holding is set forth in the Form 13D which was filed on February 24, 2000, and which is attached hereto as Exhibit 3.1.

Item 10. Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 3, 2001

                                                         OrbiMed Advisers Inc.

                                                  By: /s/ Samuel D. Isaly
                                                  ----------------------------
                                                  Name:  Samuel D. Isaly
                                                  Title: President



         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 3, 2001

                                                         OrbiMed Advisors LLC

                                                  By: /s/ Samuel D. Isaly
                                                  ----------------------------
                                                  Name:  Samuel D. Isaly
                                                  Title: Managing Member

                                                                 Samuel D. Isaly

                                                  By: /s/ Samuel D. Isaly
                                                  ----------------------------
                                                  Name:  Samuel D. Isaly